U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: November 12, 2020

BioLife4D Corporation
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

(224) 602-9569

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

Item 6. Changes in Control of Issuer

On September 18, 2020, Kate Lewis, purchased 1,200,000 shares of our Voting Common Stock at a price of $13.50 per share from our largest shareholder, BIOLIFE4D- SM TRUST. Upon purchase, Kate Lewis became a beneficial owner of 11.24% of the outstanding shares of our Voting Common Stock. A copy of the agreement is attached.

On September 15, 2020, Kate Lewis was appointed by the Board of Directors, President of the Company as reported in our most recently filed Offering Circular. Ms. Lewis will be compensated $120,000 per year.

Exhibits

6.8	Share Purchase Agreement between Biolife4d-SM Trust and Kate Lewis

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biolife4D Corporation

By:	/s/ Steve Morris
Steve Morris
CEO
November 12, 2020

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